Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile (212) 818-8881		direct dial number (212) 818-8638 email address jgallant@graubard.com

May 13, 2007

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ithaka Acquisition Corp.

Preliminary Proxy Statement

Amendment 2 Filed May 2, 2007

File No. 000-51362

Dear Mr. Reynolds:

On behalf of Ithaka Acquisition Corp. (the “Company” or “Ithaka”), we respond as follows to the Staff’s comment letter, dated May 11, 2007, to the above-captioned Preliminary Proxy Statement. We have included with this letter changed pages of the proxy statement that are responsive to the Staff’s comments and are marked against the prior filing made on May 2, 2007. We would like to work with the Staff on Monday, May 14, 2007 to clear the Proxy Statement for mailing on that date to the Company’s stockholders. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General.

1.

We note your response to our prior comment number 9 where indicate you have filed a revised Investor Presentation which includes updated information regarding Alsius. We also note that the revise investor presentation filed with the Form 8-K on May 2, 2007 deleted the estimates for 2007 from the leveraged sales model presentation on page 33. Please advise us whether the investor presentation filed with the Form 8-K on December 6, 2006 was used in presentations made to stockholders and other persons interested in purchasing Ithaka securities, It continues to appear to us that this information maybe material to Ithaka’s stockholders. We continue to note that the leveraged sales model presentation information does not appear in the proxy statement. Please disclose the noted information or advise us why disclosure is not required. Additionally, disclose the reasonable basis for the noted projections. We may have further comment.

The investor presentation filed with the 8-K on December 6, 2006 was used in presentations to stockholders and other persons interested in purchasing the Company’s securities. Management of the Company and Alsius believe that the Proxy Statement contains all information that is material to the Company’s stockholders. However, in response to the Staff’s suggestion, the Leveraged Sales Model information from pages 31 and 32 of the investor presentation filed on December 6, 2006 has been inserted on pages 117 and 118 of the Proxy Statement, together with an explanation of what the Company and Alsius believe to be a reasonable basis for the projections.

2.	We note your added disclosure on page 63 and response to comment II from our letter of April 25, 2007, that “the Company believes that the discounted cash flow analysis it performed to determine that Alsius’s assets were equal to at least 80% of the Company’s assets was proper in that it excluded the value of the capital that was expected to be provided by the Company to Alsius after the merger... As a result, the Company’s board of directors believes that it is entirely proper to rely On the opinion of Capitalink in determining that the 80% requirement has been met in this transaction.” We also note the disclosure that “[t]he evaluation method used by the board, which is commonly used in the investing community, recognizes that the current value of a business is equal to the net present value of the long-term projected profit stream less the net present value of any incremental capital investment required to achieve such profit stream. In making this assessment, the board thus excluded the value of the capital that was expected to be provided by Ithaka to Alsius after the merger As this evaluation method is commonly, used in the investing community, the Ithaka board of directors felt that their analysis was proper in determining that the acquisition of Alsius met the 80% requirement.” (Emphasis added)

As we have previously noted, the analysis undertaken by Ithaka’s board assumed the merger was completed and the disclosure in the IPO prospectus indicated that the acquired company would have a value of at least 80% of net assets, not that the post-merger combined company would meet this 80% test after receiving “capital investment required to achieve such profit stream.”

Therefore, it is still not clear how the transaction meets the 80% test outlined in your IPO prospectus, or how stockholders may rely upon the assertion in your proxy statement that it does. It continues to appear to us that the valuation depends upon the consummation of the merger and availability of Ithaka funding.

Please disclose how such an assumption is consistent with the disclosure in Ithaka’s IP0 prospectus, which indicated that the company acquired would have a value of at least 80% of net assets, not that the value of the assets would have a value of at least 80% if the transaction is consummated. To the extent that it is inconsistent, please disclose the potential consequences, including any liabilities, to the company and its stockholders. We may have further comment.

The Company’s management and counsel believe that the methodology applied to determine whether the 80% test is met is entirely consistent with the disclosure of the 80% test that was made in the Company’s IPO prospectus. The Company’s IPO prospectus contained no requirement that the target business to be acquired must be cash flow positive, or that it not require a capital investment. This is evidenced by the disclosure included in the IPO risk factor titled “Since we have not yet selected any target business with which to complete a business combination, we are unable to currently ascertain the merits or risks of the business’ operations.” and in the sections titled “Proposed Business - Effecting a business combination - General,” “- Effecting a business combination - We have not identified a target business.” Such sections respectively indicate in pertinent part:

“To the extent we complete a business combination with a financially unstable company or an entity in its development stage, we may be affected by numerous risks inherent in the business operations of those entities.” (emphasis added)

“A business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various Federal and state securities laws. In the alternative, we may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth. While we may seek to effect business combinations with more than one target business, we will probably have the ability, as a result of our limited resources, to effect only a single business combination.” (emphasis added)

“Subject to the limitations that a target business be within the healthcare industry and have a fair market value of at least 80% of our net assets at the time of the acquisition, as described below in more detail, we will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate. We have not established any other specific attributes or criteria (financial or otherwise) for prospective target businesses. Accordingly, there is no basis for investors in this offering to evaluate the possible merits or risks of the target business with which we may ultimately complete a business combination. To the extent we effect a business combination with a financially unstable company or an entity in its early stage of development or growth, including entities without established records of sales or earnings, we may be affected by numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies.” (emphasis added)

As a result, investors in the Company’s IPO prospectus were clearly made aware of the fact that the Company could acquire a target business that required a financial investment to achieve profitability.

Almost any purchase of a high growth technology company would necessarily require a period of investment before cash flow break even. The analysis of the value of such a target business must therefore assume that the company receives sufficient funding to get to profitability, regardless of the source of funding. The Company’s board, in determining that Alsius met the 80% test articulated in the Company’s IPO prospectus, generally assumed that

Alsius would be funded through cash flow positive – it did not necessarily assume that such funding would come from the merger. The Company’s board believes it is clearly necessary, and obvious from the nature of company it was targeting in its IPO, that its value analysis consider the effects of investment in order to calculate the present value of a target business. The discounted cash flow calculation assumed an infusion of investment in order to reach future cash flow and value and was then subtracted from the value paid. If the Company had not assumed an infusion of capital into Alsius, it would have determined that Alsius (and any undercapitalized cash flow negative company) would have zero value. In addition, the Company relied on the fairness opinion of Capitalink in determining the 80% test had been met – only one of the three analyses utilized by Capitalink followed the approach the Company utilized in determining the 80% test had been met. As disclosed, all methods applied by Capitalink resulted in the satisfaction of the 80% test as articulated in the Company’s IPO prospectus.

Accordingly, the Company and Alsius believe the 80% test articulated in the Company’s IPO prospectus has been met under any circumstances, and have explained the basis for this in the Proxy Statement. The Company’s stockholders have therefore been provided the information they need to determine whether they agree with the methodology used.

3.	We note your response to comment 13 from our letter from April 25, 2007 and the added disclosure on page 50. Please advise us whether the discussions between Messrs. Wheeler and Liptak included the possibility of Alsius (or any other entity in which MPM and its related entities have any financial interest) becoming a target of Ithaka.

The disclosure on page 51 of the Proxy Statement has been revised to clarify that Messrs. Wheeler and Liptak never discussed the possibility of Alsius’s becoming a target of the Company at any time nor did they ever discuss any other company in which MPM has any financial interest becoming a target of the Company.

4.	Please advise whether the amount to be paid to Mr. Brooke by MPM and its related entities as a result of the consummation of any transaction with Ithaka is variable in any way and, if so, disclose the source of such agreement and the terms of such arrangement.

The only amount Mr. Brooke will receive from MPM in connection with any Company transaction is the consideration specifically disclosed throughout the Proxy Statement, which is related to his 1.76% limited partner interest in MPM Asset Management Investors 2000B LLC. Mr. Brooke is treated equally with any other limited partner of MPM in regards to the calculation and receipt of this consideration. His receipts are based solely on his limited partner interest and are not variable. He receives a straight percentage, as disclosed throughout the Proxy Statement.

Ithaka Inside Stockholders, page 12

5.	We note your response to comment 19 from our letter of April 25, 2007 and refer to our comment 24 from our letter of March 5, 2007. In the section on pages 12 and 13 discussing the plan to increase the Ithaka Insider’s holdings in Ithaka in preparation for the vote, please disclose all communications sent and received by the company, its representatives, and management with any other party with respect to any stockholder’s intention to vote against the proposed transaction with Alsius.

We have again been advised that neither the Company, its representatives nor its management have sent or received any communication with respect to any stockholder’s intention to vote against the proposed transaction with Alsius. The disclosure in the section on page 13 of the Proxy Statement has been revised to clarify this.

Fairness Opinion, page 14

6.	Indicate whether Capitalink L.C. is a member of the National Association of Securities Dealers, Inc.

We have revised the disclosure on page 14 of the Proxy Statement to indicate that Capitalink, L.C. is a member of the National Association of Securities Dealers, Inc.

Interests of Ithaka Directors and Officers in the Merger, page 18

7.	We note your response to comment 25 from our letter of April 25, 2007. With a view towards disclosure, please update and advise the Staff as to the identities of vendors and the amounts owed to each.

The disclosure on pages 18 and 65 of the Proxy Statement have been revised to indicate that the total amount of possible liability is less than $200,000. We hereby supplementally provide the Staff with a list identifying the name of each vendor and the amount owed to each:

Vendor:	Amount Owed:
Total American Express	$(2,487)
Total BellSouth (Miami Inv. Advrs)	$(357)
Total Continental Stock Transfer	$(7,277)
Total First Insurance Funding Group	$(23,424)
Total Florida Department of Revenue	$(96,105)
Total IRS (Northern Trust)	$(30,475)
Total Kangaroo Courier Services	$(82)
Total Goldstein Golub Kessler LLP	$(27,000)

TOTAL:	$(187,207)

Risk Factors, page 27

8.	We note your response to comment 26 from our letter of April 25, 2007 and the added disclosure relating thereto. Please reconcile the difference between the two: Where your response covers both formal and informal studies, your added disclosure does not. Additionally, please clarify the content of all contacts with those hospitals that have stated to be “interested in purchasing the products to treat cardiac arrest patients in addition to the on label conditions.” Including, but not limited to whether Alsius has then inquired whether such hospitals’ purchasing decisions may in any manner be affected as a result of such interest. We note your disclosure on page 118 that you expect such use to increase.

The risk factor on page 27 of the Proxy Statement has been revised to be consistent with the response, namely, that Alsius conducts no studies of off-label use in the United States, whether formal or informal. The risk factor has also been revised to reflect the following.

With respect to content of Alsius’s contacts with hospitals, we have been informed by Alsius that beginning in approximately the 1st quarter of 2006, just after the American Heart Association guidelines were published that recommend cooling after cardiac arrest, Alsius began receiving questions and interest from customers at intensive care tradeshows and conferences and during visits by Alsius sales representatives about the potential use of Alsius products for cooling after cardiac arrest, in addition to use of its products for the on-label indications. Alsius believes this level of interest is growing as a result of the medical market adopting cooling therapy in general for cardiac arrest victims per the AHA guidelines. Alsius estimates that it has received overall interest in its products from approximately 300 U.S. hospitals since the beginning of 2006 and of these, more than half have indicated they have an interest now or in the future in potentially using Alsius’s products to treat cardiac arrest patients, in addition to on-label indications. Alsius does not, however, inquire as to whether a hospital’s purchasing decision is in any manner affected by its interest in treating cardiac arrest patients or other indications.

Because Alsius is receiving increasing indications of interest in the potential use of its products to treat cardiac arrest patients as part of Alsius’s sales and marketing efforts for its on-label indications, Alsius expects corresponding revenue for both on- and off-label indications will increase. As is stated in the Proxy Statement, this is a risk that is difficult for Alsius to quantify given a hospital that purchases Alsius’s products may use them both on- and off-label to treat patients. Alsius and the Company believe this risk is explained in the Proxy Statement as clearly and with as much detail as possible, so that an investor has the most information regarding this issue as can be provided to enable them to assess this risk. As explained below in response to comment 10, the revised risk factor regarding off-label use now contains an estimate as to the volume of historical and potential future revenues that may be generated by off-label use.

9.	In connection with the preceding comment it appears from the disclosure on page 27 that the actions noted could be determined to be marketing activities associated with off-label use. However, we also note that you claim they are not. Please disclose the basis for you view in the section entitled “Clinical Studies and Regulatory Clearances.” Additionally, please disclose, in the risk factors section, the range of possible ramifications to the company in case your analysis is incorrect including, but not limited to, whether Alsius could be prevented from selling its product in the US for any use (i.e., a complete ban), whether the product could be deemed “adulterated and misbranded” along with any other liability under the False Claims Act. Discuss in detail what the penalties and negative impact could be to the company if it is determined that Alsius is promoting or advertising its products for cardiac arrest or other off label use. Specifically address the effects on Alsius’ business, quantify the potential fines involved, and the potential effect of past activities.

In Alsius’s analysis, Section 214 of the Practice of Medicine of the FDA Modernization Act of 1997 recognizes the authority of a physician to prescribe or administer any legally marketed device to treat any disease or condition if done within a legitimate health care practitioner-patient relationship. That is, a physician may use a cleared product off-label. There is no requirement within the United States Code or FDA regulations that Alsius attempt to enforce only on-label use or to restrict access to a device when it becomes aware of off-label use. Alsius cannot promote or market its products for off-label use, but is not required to deny its products to those who seek to use them in this new manner.

Alsius executives have carefully considered and designed their sales and promotional activities, so that they are solely marketing their products for permitted on-label uses. In Alsius’s view, the fact that it has requested that users in the United States indicate why they are interested in Alsius’s products, and that some users have indicated their interest is in-part to treat cardiac arrest, clearly does not constitute marketing or promotion of Alsius’s products for off-label use. In fact, Alsius believes that it is necessary to gather this information as part of its lawful and proper process of pursuing FDA clearance for cardiac arrest, because such information is relevant to working with the FDA and the NIH to design an appropriate cardiac arrest study. Alsius believes that gathering this data is a necessary part of regulatory compliance. As disclosed in the Proxy Statement, Alsius is in the process of attempting to obtain clearance for its products in the United States to treat cardiac arrest, in cooperation with the NIH and the FDA. We have added, on page 120 of the proxy statement in the section entitled “Clinical Studies and Regulatory Clearances,” disclosure to the effect that Alsius does not believe that its informational gathering activities constitute impermissible marketing for off-label use.

Although Alsius does not believe any of its activities can be construed to constitute marketing for off-label use, should the FDA determine that any of Alsius’s activities constitute improper promotion for such a new use, it will notify Alsius of this concern in writing. According to Alsius, the typical initial action on the part of the FDA would be to order cessation of the promotional activity that was of concern (i.e., off-label use only). The FDA may, at any time, inspect or investigate Alsius, and Alsius expects such an investigation would be focused only on the promotional activity in question. If Alsius’s activities are found not to comply, the FDA has the ultimate authority to seek court action and obtain an injunction that prevents Alsius from distributing its products within the United States for the impermissible use. Personal and business fines could be applied to Alsius and/or its executives. It is also possible that Medicare and Medicaid reimbursement could be curtailed, although Alsius does not know of any cases where this has followed as the result of an investigation of off-label use, where, as in Alsius’s situation, reimbursement codes are broad and cover Alsius’s products as well as others. Alsius also does not know of any cases where claims of adulterated or misbranded products, or claims under the False Claims Act have been made to address off-label promotional violations. As requested by the Staff, we have expanded the risk factor on page 28 of the Proxy Statement regarding off-label use to discuss in greater detail the consequences of action against Alsius for off-label marketing.

10.	We note your statement that “Alsius believes significant amounts of Alsius’s revenue in the United States may be generated from off label treatment of cardiac arrest.” We also note your statement in response to comment 26 that “Alsius ... does not know the magnitude of this use or associated revenues.” We do not understand how Alsius may believe it has significant amounts of revenue from off label treatment of cardiac arrest when the company’s response indicates that it does not know the magnitude of this use or associated revenues. Please revise as appropriate.

Alsius believes the risk of significant off-label use as a percentage of sales is a possibility, but not a measurable fact because it does not market or track the use of its products for this purpose in the United States once a product is sold to a hospital. However, over half of the approximately 300 U.S. hospitals queried by Alsius thus far have indicated they are interested in treating cardiac arrest patients with hypothermia and have expressed potential interest in Alsius products for this indication, in addition to on-label uses. In addition, in Europe, where Alsius is cleared to market its products to treat cardiac arrest, Alsius has also seen a similar trend, with a majority of hospitals showing an interest in Alsius’s products for cardiac arrest in addition to other indications. Based on this interest level, Alsius estimates it is possible that between 20% and 40% of its current U.S. sales (or between 10% and 20% of its worldwide revenues) could be derived from off-label use. Alsius also estimates that over time up to 50% of its U.S. sales (or approximately 25% of its worldwide revenues) could eventually come from purchases of its products to treat cardiac arrest (which Alsius intends will eventually be approved in the United States). We have revised the disclosure in the risk factor on page 27 of the Proxy Statement to quantify this estimate of the amount of revenue that may be derived from off-label use.

11.	Please revise to specifically indicate the amount and percentage of revenues Alsius derives from government health care programs such as Medicare and Medicaid.

As noted above, Alsius does not believe that government reimbursement would be affected if it were found to be marketing its products for off-label uses, because the reimbursement codes cover Alsius’s products as only a part of an overall patient treatment and are not tied directly to Alsius’s products. Hospitals are reimbursed for the cost of an entire procedure when reimbursed by government health care programs, such as Medicare and Medicaid. The costs of purchasing Alsius’s product are only one portion of the cost of providing a procedure, and Alsius has no way of tracking exactly how much of the entire reimbursement is attributable to its products. Nonetheless, Alsius could estimate that Medicare and Medicaid reimbursement indirectly accounts for less than 25% of its total revenue, based on the age of the treated population and the portion of the cost of a covered procedure that may be attributable to Alsius’s products. The disclosure on page 31 of the Proxy Statement has been revised to indicate this percentage.

Background of the Merger, page 49

12.	We note your response to comment 29 from our letter of April 25, 2007. Advise us whether Mr. Wheeler could have exercised any control over any remuneration of Mr. Brooke as a venture partner of MPM, directly or indirectly.

We have been advised by Mr. Brooke that Mr. Wheeler could not have exercised, and did not exercise, any control, directly or indirectly, over any remuneration of Mr. Brooke as a venture partner of MPM.

Satisfaction of 80% Test, page 63

13.	We note the disclosure that “notwithstanding the foregoing, Ithaka has also received an opinion from Capitalink, L.C. that the 80% test has been met ... As a result, Ithaka’s board of directors believes that it is entirely proper to rely on the opinion of Capitalink determining that the 80% requirement has been met in this transaction.” We also note your response to comment 11 that indicated that the company relied also relied upon the opinion from Capitalink that the 80% requirement had been met. Revise your disclosure to specifically indicate whether the board of directors relied upon the Capitalink opinion in determining that the acquisition of Alsius met the 80% requirement.

We have revised the disclosure on page 64 of the Proxy Statement to indicate that the Company’s board of directors relied upon the opinion of Capitalink in determining that the acquisition of Alsius met the 80% requirement.

Comparable Company Analysis, page 69

14.	We note your response to comment 30 from our letter of April 25, 2007 and the added disclosure on page 69. Please clarify the dollar amount that Capitalink offset due to the risks related to off-label use.

Capitalink has advised the Company that it did not specifically offset Alsius’s projected revenues to adjust for the risk of off-label use. Rather, Capitalink considered off-label use to be an overall risk associated with Alsius’s plans and projections. Based on this risk and others that Capitalink considered in a business of this type, Capitalink selected what it considered to be appropriate overall discount multiples to apply to Alsius’s projected cash flows. Capitalink stated that it applied a high discount rate, given the many risks that are applicable to emerging risk companies of this sort, and that it believes that this high discount risk is conservative enough to encompass the totality of the Alsius risks, including the risk of off-label use. The disclosure on pages 70 and 71 of the Proxy Statement has been revised accordingly.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

outstanding common stock. Such shares were issued to the Ithaka Inside Stockholders prior to Ithaka’s IPO (the “Original Shares”). In connection with its IPO, Ithaka and EarlyBirdCapital, Inc., the managing underwriter of the IPO, entered into agreements with each of the Ithaka Inside Stockholders pursuant to which each Ithaka Inside Stockholder agreed to vote his Original Shares on the merger proposal in accordance with the majority of the votes cast by holders of shares issued in connection with the IPO. The Ithaka Inside Stockholders have also indicated that they intend to vote their Original Shares in favor of all other proposals being presented at the meeting. The Ithaka Inside Stockholders also agreed, in connection with the IPO, to place their Original Shares in escrow until August 17, 2008. See the section entitled “Certain Relationships and Related Party Transactions—Ithaka Related Party Transactions.”

At any time prior to the special meeting, during a period when they are not aware of any material nonpublic information regarding Ithaka or its securities, the Ithaka Inside Stockholders, the officers, directors and/or shareholders of Alsius, and/or their respective affiliates, may enter into a written plan to purchase Ithaka securities pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934 and may engage in other permissible public market purchases, as well as private purchases, of Ithaka securities. Such purchases would be made for the purpose of increasing the Ithaka Insider Stockholder’s investment in Ithaka because of his confidence in the Alsius business. Each Ithaka Inside Stockholder has advised that he would vote all shares so purchased in favor of the merger and the other proposals to be presented at the special meeting of stockholders.

Ithaka, including its representatives and management, has not sent or received any communication with respect to any stockholder’s intention to vote against the proposed transaction with Alsius.

Merger Consideration

The securities of Alsius held by the Signing Shareholders and other persons who are holders of Alsius capital stock and unsecured convertible promissory notes issued and outstanding immediately prior to the effective time of the merger will be automatically converted on the closing date of the merger, into the right to receive from Ithaka (i) 8,000,000 shares of Ithaka Common Stock and (ii) up to 6,000,000 shares of Ithaka common stock if certain revenue targets are met during the years 2007, 2008 and 2009 (“Milestone Shares”). The Ithaka shares will be distributed to the holders of the Alsius capital stock and unsecured convertible promissory notes in accordance with the priorities that exist in Alsius’s capital structure. These priorities are set forth in a schedule attached to the merger agreement. As a result of the priorities, the holders of Alsius securities, other than holders of unsecured convertible promissory notes and Series F Preferred Stock, may not be entitled to receive any merger shares or Milestone Shares. A copy of the merger consideration distribution to Alsius shareholders and noteholders is attached hereto as Annex D.

The Milestone Shares will be earned on the following basis:

Revenues as % of Revenue Target	Percentage of Milestone Shares
(A) Less than 80%	0%

(B) 80% to 100%	50% plus 50% multiplied by a fraction the numerator of which is the difference between actual revenues as a percentage of the revenue target less 80% and the denominator of which is 20%. By way of illustration, if actual revenues are 87.5%, the percentage of Milestone Shares to be issued would be 50% plus 50% (87.5%-80%)/20% = 50% plus 18.75% = 68.75%.

(C) Greater than 100% but less than 120%	100%

In addition to the Milestone Shares, if, for any such year, the actual revenues are equal to or in excess of 120% of the revenue target for such year, Ithaka shall issue that number of “120% Milestone Shares” set forth in the table below.

The revenue targets, Milestone Shares and 120% Milestone Shares for each of the fiscal years 2007, 2008 and 2009 are as follows:

Year	Revenue Target	Milestone Shares	120% Milestone Shares
2007	$14,800,000	500,000	250,000
2008	$28,000,000	1,500,000	250,000
2009	$47,000,000	3,000,000	500,000

Revenue targets were set through negotiations between the management of Alsius and Ithaka and were based on Alsius’s projected revenues, taking into account its anticipated revenues for 2006.

Alsius Bonuses

The boards of Ithaka and Alsius have mutually agreed to a bonus plan, under which a total of $5 million may be paid to Alsius employees and certain consultants and non-employee members of Alsius’s board of directors who have provided valuable technical and other services to Alsius. The consulting services provided have included matters relating to intellectual property and patent prosecution, research and development, clinical trials, and FDA regulatory matters. None of the people receiving a bonus is receiving it as a brokerage or similar fee in connection with this transaction. The amounts to be paid to specific individuals are discussed on pages 75 to 77 in the section entitled “The Merger Agreement—Alsius Bonuses.” Of the $5 million, Ithaka will contribute $3 million to be paid upon the closing of the merger for past services and $2 million to be paid over the three fiscal years following the merger if Alsius achieves certain revenue targets in 2007, 2008 and 2009. The $2 million will be payable as follows: up to $200,000 for 2007, up to $600,000 for 2008 and up to $1,200,000 for 2009. These revenue targets are the same as those that must be met for the issuance of Milestone Shares to Alsius investors and bonus payments will be proportional to the Milestone Shares issued for such years. For example, if 50% of the Milestone Shares are issued in 2007, then $100,000 of the $200,000 bonus pool will be available. Ithaka anticipates these bonuses to be paid shortly after each of the revenue targets is achieved.

For venture capital backed companies, such as Alsius, where management’s stock options are “under water” and will not result in payment upon a merger, it is common to put in place an incentive plan to pay management upon the closing of a merger, for prior years of valuable service as well as to pay performance bonuses after the merger. The board of Alsius and the board of Ithaka mutually agreed to such an incentive plan for Alsius management. The boards believe the bonus structure is important to retain and incentivize management. The bonus plan replaces a management incentive plan that was previously in place at Alsius.

No bonus payment will be made to any person who has a right to receive payment from Alsius or Ithaka as a result of a “change of control” provision in such person’s employment arrangement with Alsius unless such person waives all present and future rights under such provision.

Fairness Opinion

Pursuant to an engagement letter dated September 19, 2006, we engaged Capitalink, L.C., a member of the National Association of Securities Dealers, Inc., to render an opinion that our merger with Alsius on the terms and conditions set forth in the merger agreement is fair to our stockholders from a financial point of view and that the fair market value of Alsius is at least equal to 80% of our net assets. Capitalink is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, public offerings, private placements and for other purposes. Our board of directors determined to use the services of Capitalink because it is a recognized investment banking

Proxies

Proxies may be solicited by mail, telephone or in person. Ithaka has engaged Morrow & Co., Inc. to assist in the solicitation of proxies.

If you grant a proxy, you may still vote your shares in person if you revoke your proxy before the special meeting.

Interests of Ithaka Directors and Officers in the Merger

When you consider the recommendation of Ithaka’s board of directors in favor of adoption of the merger proposal, you should keep in mind that Ithaka’s executive officers and members of Ithaka’s board have interests in the merger transaction that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•

If the merger is not approved and Ithaka is unable to complete another business combination by August 23, 2007, Ithaka will be required to liquidate. In such event, the 2,125,000 shares of common stock held by the Ithaka Inside Stockholders, including Ithaka’s officers and directors and their affiliates and other persons, that were acquired prior to the IPO for an aggregate purchase price of $25,000 will be worthless, because Ithaka’s Inside Stockholders are not entitled to receive any liquidation proceeds with respect to such shares. Such shares had an aggregate market value of $11,687,500 based on the last sale price of $5.50 on the OTCBB on May 10, 2007.

•

Messrs. Brooke and Hecht and John M. Glazer also purchased 1,250,000 warrants for an aggregate purchase price of $637,500 (or $0.51 per warrant), pursuant to a binding, written agreement between Messrs. Brooke, Hecht and Glazer and EarlyBirdCapital, Inc. entered into in connection with Ithaka’s IPO. This agreement was entered into by Messrs. Brooke, Hecht and Glazer at a time when they were not in possession of any material non-public information relating to Ithaka. The agreement sets forth that it constitutes an irrevocable order instructing the designated broker-dealer, to purchase the warrants, at prices not to exceed $0.70 per warrant during the ninety-trading day period commencing on the date separate trading of Ithaka’s warrants commenced, in compliance with Rule 10b5-1. Such warrants had an aggregate market value of $837,500 based upon the last sale price of $0.67 on the OTCBB on May 10, 2007. All of the warrants will become worthless if the merger is not consummated.

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If Ithaka liquidates prior to the consummation of a business combination, Mr. Brooke, our chairman of the board and chief executive officer, and Mr. Hecht, our president and chief financial officer, will be personally liable to pay debts and obligations, if any, to vendors and other entities that are owed money by Ithaka for services rendered or products sold to Ithaka, or to any target business, to the extent such creditors bring claims that would otherwise require payment from moneys in the trust account. This arrangement was entered into to ensure that, in the event of liquidation, the trust account is not reduced by claims of creditors. Based on Ithaka’s estimated debts and obligations, it is currently expected that Messrs. Brooke and Hecht would be liable for approximately $200,000 under this arrangement in the event of liquidation.

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Upon consummation of the merger, Messrs. Brooke and Hecht will be appointed as non-employee directors of Ithaka and as such will receive an annual cash fee of $15,000 and an additional fee of $1,500 for meetings they attend. As non-employee directors, Messrs. Brooke and Hecht will also be granted options to acquire 25,000 shares of Ithaka upon consummation of the merger and will be granted options to acquire 7,500 shares of Ithaka common stock on the first business day following each annual meeting of stockholders if they continue to serve as a director following such meeting. The exercise price of the options will be determined by the Committee under Ithaka’s incentive mild hypothermia in neuro surgery patients in surgery and in recovery and intensive care. These clearances restrict Alsius’s ability to market Alsius’s products in the United States for treatment outside these specific cleared indications.

Alsius believes its products have been used in the United States outside these indications, or off label, specifically for cardiac arrest, and Alsius believes such use may continue. Alsius has never conducted, commissioned or sponsored any informal or formal analysis of such off label use in the United States, nor has Alsius ever prepared or asked a third party to prepare, informal or formal estimates regarding the amount of off label use or revenue generated from such off label use. However, Alsius believes significant amounts of Alsius’s revenue in the United States may be generated from off label treatment of cardiac arrest. This belief is based on Alsius’s discussions with physicians and others in the medical industry who have stated that they have used Alsius’s products in the United States to treat cardiac arrest or are interested in using the products for that purpose. This belief is also based on the fact that Alsius is cleared to sell its products in Europe and other international markets to treat cardiac arrest, and the use of Alsius’s products for cardiac arrest has increased in such markets. In addition, the American Heart Association in 2006 officially recommended that cooling be used by physicians to treat cardiac arrest, which has generated interest in this therapy. Alsius has recently begun to ask certain hospitals in the United States why they are interested in purchasing Alsius products. A number of hospitals have responded that they are interested in purchasing the products to treat cardiac arrest victims in addition to the on label indications. Such responses have alerted Alsius of potential off label use, but Alsius is not able to track how its products are actually used after they are purchased.

Alsius believes the risk of significant off-label use as a percentage of sales is a possibility, but not a measurable fact because it does not market or track the use of its products for this purpose in the United States once a product is sold to a hospital. However, over half of the approximately 300 U.S. hospitals queried by Alsius thus far have indicated they are interested in treating cardiac arrest patients with hypothermia and have expressed potential interest in Alsius products for this indication, in addition to on-label uses. In addition, in Europe, where Alsius is cleared to market its products to treat cardiac arrest, Alsius has also seen a similar trend, with a majority of hospitals showing an interest in Alsius’s products for cardiac arrest in addition to other indications. Based on this interest level, Alsius estimates it is possible that between 20% and 40% of its current U.S. sales (or between 10% and 20% of its worldwide revenues) could be derived from off-label use. Alsius also estimates that over time up to 50% of its U.S. sales (or approximately 25% of its worldwide revenues) could eventually come from purchases of its products to treat cardiac arrest (which Alsius intends will eventually be approved in the United States).

While off label uses of medical devices are common and the FDA does not regulate physicians’ choices of treatments, the FDA does restrict a manufacturer’s communications regarding off label uses. Alsius does not promote or advertise Alsius’s CoolGard and ThermoGard systems and its accompanying single-use disposable catheters for cardiac arrest or other off label uses. Due to these legal constraints, Alsius’s U.S. sales and marketing efforts focus only on the general technical attributes and benefits of Alsius’s CoolGard and ThermoGard systems and their use for fever reduction in neuro-intensive care patients and temperature management in cardiac and neuro surgery patients.

In 2004, Alsius submitted a 510(k) notification to the FDA to have Alsius’s products cleared for cardiac arrest. In March 2005, the FDA convened a meeting of the Circulatory System Devices Panel to consider the data submitted in the 510(k) notification. Following that meeting in 2005, Alsius withdrew its request for cardiac arrest clearance because the FDA stated that it would require additional safety and efficacy data from a randomized, controlled human clinical trial. Alsius decided not to conduct such a trial at that time because Alsius wanted to focus on marketing its products for their cleared indications. In the future, Alsius intends to obtain the required clinical data to support a renewed submission for cardiac arrest clearance by participating in clinical trials in collaboration with others or conducting Alsius’s own human clinical trials. Additionally, Alsius may pursue FDA clearances or approvals to market its products for other applications, such as inducing hypothermia in patients with stroke or acute myocardial infarction. These trials may be expensive and time-consuming, and Alsius cannot assure you that the FDA will ultimately grant Alsius clearance or approval for such indications.

If Alsius does not obtain FDA clearance for cardiac arrest, or other indications, it may be at risk for liabilities related to off label use. Alsius may be sued if a patient is injured or dies in connection with such off label use even though Alsius does not promote its products for such use. The potential for such liability would be determined by the trier of fact and may, therefore, be unlimited.

The FDA or other governmental agencies may monitor or investigate Alsius’s promotional activities to make certain Alsius is not promoting its products for off label use. Government investigations concerning the promotion of off label uses and related issues are typically expensive, disruptive and burdensome and generate negative publicity. If Alsius’s promotional activities are found to be in violation of the law or if it agrees to settle an enforcement action, Alsius would likely face significant fines and penalties and be required to substantially change its sales, promotion and educational activities. Additionally, Alsius could be prohibited from selling its CoolGard and ThermoGard systems for any non-FDA-cleared use. Enforcement actions against Alsius could also prohibit Alsius from participating in government health care programs such as Medicare and Medicaid.

Although Alsius does not believe any of its activities can be construed to constitute marketing for off-label use, should the FDA determine that any of Alsius’s activities constitute improper promotion for such a new use, it will notify Alsius of this concern in writing. According to Alsius, the typical initial action on the part of the FDA would be to order cessation of the promotional activity that was of concern (i.e., off-label use only). The FDA may, at any time, inspect or investigate Alsius, and Alsius expects such an investigation would be focused only on the promotional activity in question. If Alsius’s activities are found not to comply, the FDA has the ultimate authority to seek court action and obtain an injunction that prevents Alsius from distributing its products within the United States for the impermissible use. Personal and business fines could be applied to Alsius and/or its executives. It is also possible that Medicare and Medicaid reimbursement could be curtailed, although Alsius does not know of any cases where this has followed as the result of an investigation of off-label use, where, as in Alsius’s situation, reimbursement codes are broad and cover Alsius’s products as well as others. Alsius also does not know of any cases where claims of adulterated or misbranded products, or claims under the False Claims Act have been made to address off-label promotional violations.

In addition, Alsius cannot make comparative claims regarding the effectiveness of its CoolGard and ThermoGard systems against any alternative treatments without conducting head-to-head comparative clinical studies, which would be expensive and time-consuming. Alsius does not have any current plans to conduct additional clinical studies to evaluate Alsius’s CoolGard and ThermoGard systems against any alternative method of treatment. If Alsius’s promotional activities fail to comply with the FDA’s regulations or guidelines, it may be subject to FDA warnings or enforcement action.

The FDA has required that Alsius place a warning label on Alsius’s Cool Line catheter and that it collect safety data on the Cool Line. If the FDA concludes that the Cool Line catheters pose a statistically significant safety risk, it could require that Alsius conduct additional clinical studies or recall the Cool Line in the United States, which could materially impact the sales and marketability of Alsius’s Cool Line Products in the United States.

Alsius obtained 510(k) clearances for the current indications for which it markets its products. However, the FDA may seek to limit or revoke Alsius’s clearances if safety or effectiveness problems develop. In 2002, Alsius completed a 296-patient randomized, controlled clinical trial in support of Alsius’s initial regulatory submission to the FDA. Based on the trial results, in August 2003, the FDA granted Alsius 510(k) clearance for Alsius’s CoolGard system and Cool Line catheter for treatment of fever reduction in patients with cerebral infarction and intracerebral hemorrhage. As a result of higher mortality rates in the clinical trial among patients treated for fever reduction following subarachnoid hemorrhage and primary traumatic brain injury, the FDA did not clear the Cool Line for these two indications. In addition, the FDA required that Alsius place a warning label on its Cool Line catheter which states that the Cool Line is not cleared for treatment of these two indications, and discloses the mortality data associated with the two cleared and two non-cleared indications.

and could expose Alsius to product liability or other claims, which may not be adequately covered by insurance, and may harm Alsius’s reputation with customers. A recall involving Alsius’s CoolGard or ThermoGard systems could be particularly harmful to Alsius’s business and financial results, because Alsius’s CoolGard and ThermoGard systems are necessary components that allow Alsius’s catheters to work.

Alsius faces uncertainty related to pricing, reimbursement and health care reform, which could reduce Alsius’s revenue.

Sales of Alsius’s products depend in part on the availability of coverage and reimbursement from third-party payors such as government insurance programs, including Medicare and Medicaid, private health insurers, health maintenance organizations and other health care related organizations. If Alsius were found to be marketing its products for off-label uses, Alsius does not believe that government reimbursement would be affected because the reimbursement codes cover Alsius’s products as only a part of an overall patient treatment and are not tied directly to Alsius’s products. Hospitals are reimbursed for the cost of an entire procedure when reimbursed by government health care programs, such as Medicare and Medicaid. The costs of purchasing Alsius’s product are only one portion of the cost of providing a procedure, and Alsius has no way of tracking exactly how much of the entire reimbursement is attributable to its products. Nonetheless, Alsius could estimate that Medicare and Medicaid reimbursement indirectly accounts for less than 25% of its total revenue, based on the age of the treated population and the portion of the cost of a covered procedure that may be attributable to Alsius’s products.

Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation affecting coverage and reimbursement policies, which are designed to contain or reduce the cost of health care. There may be future changes that result in reductions in current coverage and reimbursement levels for its products, and Alsius cannot predict the scope of any future changes or the impact that those changes would have on Alsius’s operations.

Adoption of Alsius’s products by the medical community may be limited if doctors and hospitals do not receive full reimbursement for Alsius’s products. Currently, existing procedure codes only cover reimbursement for a portion of the cost of Alsius’s products. Alsius does not have a specific Current Procedural Terminology, or CPT, reimbursement code for Alsius’s products. Physicians and hospitals have been using reimbursement codes related to central venous catheters or other critical care codes for Alsius’s products, which provide only partial reimbursement.

Current cost control initiatives may decrease coverage and payment levels for existing and future products and, in turn, the price that Alsius can charge for any existing product or those that it develops or markets in the future. For example, the Medicare Modernization Act revised the Medicare payment methodology for many drugs covered under Medicare. Alsius cannot predict the full impact of the new payment methodologies on Alsius’s business. Alsius is also impacted by efforts by private third-party payors to control costs. Alsius is unable to predict all changes to the coverage or reimbursement methodologies that will be employed by private or government payors. Any denial of private or government payor coverage or inadequate reimbursement for procedures performed using Alsius’s products could harm Alsius’s business and reduce Alsius’s revenue.

Risks Related to Alsius’s Regulatory Environment

If Alsius fails to maintain U.S. Food and Drug Administration and other government clearances for Alsius’s current products and indications, or if Alsius fails to obtain clearances for additional products and indications, Alsius’s business would be significantly harmed.

Compliance with FDA, state and other regulations is complex, expensive and time-consuming. The FDA and state authorities have broad enforcement powers. Federal and state regulations, guidance, notices and other issuances specific to medical devices regulate, among other things:

•	product design, development, manufacturing and labeling;

•	product testing, including electrical testing, transportation testing and sterility testing;

Ithaka was one of the SPACs contacted. The initial contact with Ithaka took place on July 5, 2006 by means of an introductory call with Paul Brooke, the chairman of our board of directors and chief executive officer. During this call, a brief overview of Alsius and its business model were discussed and Mr. Brooke requested that additional information be sent to the rest of Ithaka’s management. Mr. Brooke also requested, and was sent, a copy of the preliminary prospectus for the Alsius offering.

Ithaka was initially contacted because it had indicated in its offering materials that it was seeking a business combination with an operating business in the healthcare industry, which is Alsius’s industry and an industry on which LSC focuses in its underwriting and financial advisory activities. There is no affiliation or other relationship between any director, officer or, to Ithaka’s and Alsius’s knowledge, stockholder of either Alsius or Ithaka and any stockholder, director or officer of LSC.

At the time he was initially contacted, Mr. Brooke was a Venture Partner of MPM Capital. As a Venture Partner of MPM Capital, he held an intermittent consulting relationship with MPM Capital with respect to developments and companies in the pharmaceuticals business sector. As a Venture Partner, Mr. Brooke was not in an employment or decision-making capacity which gave rise to any fiduciary duty to MPM Capital or its investors. MPM Capital manages a number of funds that overall have an approximate 34% ownership interest in Alsius. Mr. Brooke had, and continues to have, a 1.76% ownership interest in MPM Asset Management Investors 2000B LLC. That fund has a 0.52% interest in the shares of Ithaka stock that the Alsius shareholders and noteholders will receive in the merger and Mr. Brooke’s resulting ownership interest in the Ithaka shares issuable in the merger is approximately 0.01%. Mr. Brooke also has a 1.74% profit interest in the investments of one of the MPM funds in Alsius but this interest is without value because the expected return to the fund in the form of Ithaka’s shares will not be enough to deliver the returns that must first go to the limited partners in the fund. Kurt C. Wheeler, who serves as a representative of MPM on Alsius’s board of directors, is a general partner of MPM and the manager of two MPM funds. William M. Greene, who serves as a representative of MPM on Alsius’s board of directors also is a general partner of MPM. As general partners of MPM Capital, these individuals were full-time senior professional employees involved in daily investment evaluation, decision-making and monitoring, as well as governance of the firm. Mr. Wheeler and Dr. Greene were aware that Mr. Brooke was an MPM Venture Partner and were aware of Mr. Brooke’s interests in the MPM funds that invested in Alsius. However, prior to the initiation of Ithaka’s discussions with Alsius and its financial advisor, neither Mr. Wheeler nor Dr. Greene discussed with Mr. Brooke the MPM funds’ investments in Alsius or the business of Alsius. Mr. Wheeler first heard about Ithaka in June-July 2005 from Rob Liptak, the Chief Financial Officer of MPM Bioequities, a MPM related company that invested in Ithaka’s initial public offering. During this conversation, and in all subsequent conversations, Messrs, Wheeler and Liptak never discussed the possibility of Alsius becoming a target of Ithaka at any time, nor did they ever discuss any other company in which MPM has any financial interest in becoming a target of Ithaka. Dr. Greene first learned about Ithaka in October-November 2005 from a press publication.

As a Venture Partner of MPM Capital, Mr. Brooke routinely received materials from MPM Capital relating to its investments. It is possible that such materials contained information on MPM Capital’s investments in Alsius. However, he did not learn of the extent or detail of such investments or have any knowledge about Alsius’s business, until discussions with Alsius and its financial advisor had been initiated through a conference call on July 5, 2006. At the time of the July 5, 2006 call, Mr. Brooke had no recollection of ever having heard of, or seen any materials relating to, Alsius. Prior to the initiation of discussions with Alsius and its financial advisor, he also was not aware of Mr. Wheeler’s or Dr. Greene’s relationships with Alsius. In his capacity as a Venture Partner of MPM, which involved less than 10% of his business time and from which he resigned in December 2006, Mr. Brooke’s responsibilities were addressed to specific pharmaceutical companies rather than any medical device companies such as Alsius, and he was not involved with the MPM funds’ investments in Alsius. The Alsius investment was one of almost 100 portfolio positions held by the MPM funds. Mr. Brooke first mentioned Ithaka’s proposed activities to Ashley Dombkowski, a member of MPM Capital, in mid-October 2005. Ms. Dombkowski thereafter referred several opportunities other than Alsius from the MPM Capital portfolio to Ithaka in late October 2005. However, Ithaka did not pursue any of those opportunities in any way.

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The intravascular cooling methods used by Alsius, while precise and medically advantageous, are more expensive than traditional means that rely on ice packs and cooling blankets. Some hospitals might consider the technology unnecessary and too expensive even though it is superior to the older methods.

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Alsius is small, yet it manages a global business. Significant growth could strain its ability to continue to provide the high level of expertise needed to effectively manage a large international business.

Based on the foregoing, and not withstanding the possible negative factors, our board of directors concluded that the merger agreement with Alsius is in the best interests of Ithaka’s stockholders. As discussed, it also obtained a fairness opinion that came to the same conclusion prior to approving the merger agreement. In light of the complexity of the various factors, the board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors. It should also be noted that individual members of the Ithaka board may have given different weight to different factors.

Satisfaction of 80% Test

Any business acquired by Ithaka must have a fair market value equal to at least 80% of Ithaka’s net assets at the time of acquisition, which assets shall include the amount in the trust account. The Ithaka board of directors believes, because of the financial skills and background of its members, that it was qualified to conclude that the acquisition of Alsius met this 80% requirement. After an assessment of Alsius’s assets, including goodwill, its historical evolution, projected revenue and earnings growth and other financial measures and factors typically used in valuing businesses, the Ithaka board of directors determined that this requirement was met. As part of its analysis, Ithaka’s board estimated Alsius’s value using the projections provided, which they believed were reasonable for such purposes. The evaluation method used by the board, which is commonly used in the investing community, recognizes that the current value of a business is equal to the net present value of the long-term projected profit stream less the net present value of any incremental capital investment required to achieve such profit stream. In making this assessment, the board thus excluded the value of the capital that was expected to be provided by Ithaka to Alsius after the merger. As assessed in this manner by Ithaka, Alsius has a current value of over $40 million, exceeding 80% of the $49 million value ($39.2 million) of Ithaka’s net assets expected at the time of the merger. As this evaluation method is commonly used in the investing community, the Ithaka board of directors felt that their analysis was proper in determining that the acquisition of Alsius met the 80% requirement. Notwithstanding the foregoing, Ithaka has also received, and relied upon, an opinion from Capitalink, L.C. that the 80% test has been met. Capitalink utilized several analysis methods in determining that the acquisition met the 80% requirement. Although one of such methods was similar to the analysis performed by Ithaka’s board of directors, in that it included, and then subsequently excluded, the capital that was expected to be provided by Ithaka to Alsius after the merger, the remaining methods did not. All of the valuation methods used by Capitalink resulted in the satisfaction of the 80% requirement. As a result, Ithaka’s board of directors believes that it is entirely proper to rely on the opinion of Capitalink in determining that the 80% requirement has been met in this transaction.

Interests of Ithaka’s Directors and Officers in the Merger

In considering the recommendation of the board of directors of Ithaka to vote for the proposals to approve the merger agreement, the certificate of incorporation amendments and the equity incentive plan proposal, you should be aware that certain members of the Ithaka board have agreements or arrangements that provide them with interests in the merger that differ from, or are in addition to, those of Ithaka stockholders generally. In particular:

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If the merger is not approved and Ithaka is unable to complete another business combination by August 23, 2007, Ithaka will be required to liquidate. In such event, the 2,125,000 shares of common stock held by the Ithaka Inside Stockholders, including Ithaka’s officers and directors and their affiliates and other persons, that were acquired prior to the IPO for an aggregate purchase price of $25,000 will be worthless, because Ithaka’s Inside Stockholders are not entitled to receive any liquidation proceeds with respect to such shares. Such shares had an aggregate market value of $11,687,500 based on the last sale price of $5.50 on the OTCBB on May 10, 2007.

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Messrs. Brooke, Hecht and Glazer also purchased 1,250,000 warrants for an aggregate purchase price of $637,500 (or $0.51 per warrant) pursuant to a binding, written agreement between Messrs. Brooke, Hecht and Glazer and EarlyBirdCapital, Inc. entered into in connection with Ithaka’s IPO. This agreement was entered into by Messrs. Brooke, Hecht and Glazer at a time when they were not in possession of any material non-public information relating to Ithaka. The agreement sets forth that it constitutes an irrevocable order instructing the designated broker-dealer, to purchase the warrants, at prices not to exceed $0.70 per warrant during the ninety-trading day period commencing on the date separate trading of Ithaka’s warrants commenced, in compliance with Rule 10b5-1. Such warrants had an aggregate market value of $837,500 based upon the last sale price of $0.67 on the OTCBB on May 10, 2007. All of the warrants will become worthless if the merger is not consummated.

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If Ithaka liquidates prior to the consummation of a business combination, Mr. Brooke, our chairman of the board and chief executive officer and Mr. Hecht, our president, chief financial officer, will be personally liable to pay debts and obligations, if any, to vendors and other entities that are owed money by Ithaka for services rendered or products sold to Ithaka, or to any target business, to the extent such creditors bring claims that would otherwise require payment from moneys in the trust account. This arrangement was entered into to ensure that, in the event of liquidation, the trust account is not reduced by claims of creditors. Based on Ithaka’s estimated debts and obligations, it is currently expected that Messrs. Brooke and Hecht would be liable for approximately $200,000 under this arrangement in the event of liquidation.

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Upon consummation of the merger, Messrs. Brooke and Hecht will be appointed as non-employee directors of Ithaka and as such will receive an annual cash fee of $15,000 and an additional fee of $1,500 for meetings they attend in-person or $500 for telephonic participation. As non-employee directors, Messrs. Brooke and Hecht will also be granted options to acquire 25,000 shares of Ithaka upon consummation of the merger and will be granted options to acquire 7,500 shares of Ithaka common stock beginning on the first business day following each annual meeting of stockholders if they continue to serve as a director following such meeting. The exercise price of the options will be determined by the Committee under Ithaka’s incentive compensation plan at the time of the grant and may not be less than 100% of the fair market value on the date of the grant. Moreover, Mr. Brooke, as chairman of the board will be paid an additional fee of $7,000 per annum.

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As a result of Mr. Brooke’s having been a Venture Partner of MPM Capital from 1997 to 2006, he has a 1.74% profit interest in the investments of one of the MPM funds in Alsius. This interest presently is, and immediately following the merger will be, without value (as the amount paid by the MPM fund for the investments exceeds the value of the Ithaka shares to be received). He also has a 1.76% ownership interest in MPM Asset Management Investors 2000B LLC (which has a 0.52% interest in the shares of Ithaka stock that the Alsius shareholders and noteholders will receive in the merger). MPM Asset Management Investors 2000B LLC will receive approximately 41,400 shares of the Ithaka common stock that will be issued upon the consummation of the merger and up to approximately 31,644 of the Milestone Shares. These shares would have had values of $227,700 and $174,042, using the closing price of Ithaka common stock on May 10, 2007. Mr. Brooke would be entitled to 1.76%, or approximately 729 shares, of the Ithaka common stock that will be issued to MPM Asset Management Investors 2000B LLC upon consummation of the merger and up to approximately 557 Milestone Shares, which, using the closing price of Ithaka common stock on May 10, 2007, would have had values of $4,010 and $3,064, respectively. Mr. Brooke is the only officer or director of Ithaka who has a direct or indirect interest in Alsius equity.

Recommendation of Ithaka’s Board of Directors

After careful consideration, based on the factors discussed above, Ithaka’s board of directors determined unanimously that each of the merger proposal, the name change amendment, the capitalization amendment, the Article Sixth amendment and the equity incentive plan is fair to and in the best interests of Ithaka and its stockholders. Ithaka’s board of directors has approved and declared advisable the merger, the name change

Utilizing terminal revenue multiples of between 3.50 times and 4.50 times, terminal EBITDA multiples of between 14.0 times and 18.0 times , Capitalink calculated a range of indicated enterprise values of approximately $57.1 million to approximately $82.7 million by weighting the two terminal value approaches equally. For purposes of Capitalink’s analyses, “enterprise value” means equity value plus all interest-bearing debt less cash.

Comparable Company Analysis

A selected comparable company analysis reviews the trading multiples of publicly traded companies that are similar to Alsius with respect to business and revenue model, operating sector, size and target customer base.

Capitalink identified the following nine companies that it deemed comparable to Alsius with respect to their industry sector and operating model. All of the comparable companies provide medial devices for use in acute care settings. The comparable companies include:

•	Arrow International, Inc.

•	Arthrocare Corp.

•	ev3, Inc.

•	Foxhollow Technologies, Inc.

•	Aspect Medical Systems, Inc.

•	Stereotaxis, Inc.

•	AngioDynamics, Inc.

•	Nxstage Medical, Inc.

•	Cryocath Technologies, Inc.

All of the comparable companies are larger than Alsius in terms of revenue, with latest twelve months, or LTM, revenue ranging from approximately $9.3 million to approximately $466.7 million, compared with approximately $4.1 million for Alsius. Based on publicly available information as of September 26, 2006, the enterprise value for the comparable companies ranged from approximately $73.9 million to approximately $1.3 billion. Capitalink noted there is a risk that a significant portion of Alsius’ revenues may be derived from the off-label use of its products to treat cardiac arrest in the United States. However, none of the comparable companies discusses the off-label use of its products in its most recent filings. Despite this lack of visibility of off-label product usage and Alsius’ relatively smaller size, Capitalink believed the companies were still the most appropriate comparables that could be utilized given their industry sector, revenue growth characteristics, and given the majority of the comparable companies were considered early-stage companies and were generating losses.

Capitalink advised the Company that it did not specifically offset Alsius’s projected revenues to adjust for the risk of off-label use. Rather, Capitalink considered off-label use to be an overall risk associated with Alsius’s plans and projections. Based on this risk and others that Capitalink considered in a business of this type, Capitalink selected what it considered to be appropriate overall discount multiples to apply to Alsius’s projected cash flows. Capitalink stated that it applied a high discount rate, given the many risks that are applicable to emerging risk companies of this sort, and that it believes that this high discount risk is conservative enough to encompass the totality of the Alsius risks, including the risk of off-label use.

Capitalink noted the following with respect to the comparable companies:

•	Five of the comparable companies were considered early-stage companies and were generating net losses.

•	Most of the comparable companies have experienced strong historical revenue growth (mean of 70.5% for the latest financial year period).

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All of the comparable companies are expected to generate significant increases in revenue over the next few years. Based on consensus estimates, the mean 2007 and 2008 revenue growth was 47.3% and 35.7% for the comparable companies.

•	Alsius’s projected revenue growth is higher than the mean of the comparable companies at 151.7% and 89.8% for 2007 and 2008, respectively.

Multiples utilizing enterprise value were used in the analyses. For comparison purposes, all operating profits including EBITDA were normalized to exclude unusual and extraordinary expenses and income.

Capitalink generated a number of multiples worth noting with respect to the comparable companies:

Enterprise value multiple of	Mean		Median		High		Low
LTM revenue	5.02	x	3.79	x	13.83	x	2.12	x
2007 revenue	3.05	x	3.16	x	5.60	x	1.34	x
2008 revenue	2.28	x	2.18	x	3.97	x	1.06	x
2009 revenue	1.72	x	1.54	x	3.76	x	0.82	x
LTM EBITDA	20.4	x	19.2	x	27.9	x	15.4	x
2007 EBITDA	18.4	x	15.6	x	31.7	x	11.6	x
2008 EBITDA	11.6	x	11.7	x	13.0	x	9.7	x

Capitalink also reviewed the historical multiples generated for the comparable companies, and noted that the mean enterprise value to LTM revenue and LTM EBITDA multiple over the last ten years was 5.49 times and 15.1 times, respectively.

Capitalink selected an appropriate multiple range for Alsius by examining the range indicated by the comparable companies and taking into account certain company-specific factors. Capitalink expects Alsius’s valuation multiples to be above the mean of the comparable companies due to its significantly higher projected revenue growth relative to the comparable companies, offset by its smaller size and risks related to the off-label use of its products. As mentioned above, Capitalink advised Ithaka that it did not specifically offset Alsius’s projected revenues to adjust for the risk of off-label use.

Based on the above factors, Capitalink applied the following multiples to the respective statistics:

•	Multiples of 3.00 times to 3.50 times 2007 revenue

•	Multiples of 2.25 times to 2.75 times 2008 revenue

•	Multiples of 1.50 times to 2.00 times 2009 revenue

Capitalink calculated a range of enterprise values for Alsius of between approximately $59.7 million and approximately $74.8 million, by weighting the above indications equally.

None of the comparable companies have characteristics identical to Alsius. An analysis of publicly traded comparable companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading of the comparable companies.

Comparable Transaction Analysis

A comparable transaction analysis involves a review of merger, acquisition and asset purchase transactions involving target companies that are in related industries to Alsius. The comparable transaction analysis generally provides the widest range of value due to the varying importance of an acquisition to a buyer (i.e., a strategic buyer willing to pay more than a financial buyer) in addition to the potential differences in the transaction process (i.e., competitiveness among potential buyers).

Alsius’s proprietary double balloon design for greater heat exchange and cools at a rate of 0.7° to 1.0°C per hour. It is offered in both two and three lumen versions. Each lumen allows separate drug infusion and blood sampling.

Icy. Alsius’s Icy catheter is designed for insertion into the femoral vein near the groin and resides in the inferior vena cava. The Icy is used for fever control, induced hypothermia and rewarming. The Icy features a proprietary triple-balloon design, enabling twice the cooling power of the Cool Line and can induce hypothermia at a rate of 1.0° to 1.5°C per hour. It is offered in both a one lumen and Alsius’s newly launched three lumen version to address a variety of patient needs.

Fortius. Alsius’s Fortius catheter is designed for insertion into the femoral vein near the groin and resides in the inferior vena cava. The Fortius is Alsius’s most powerful catheter and can be used for rapid warming or induced hypothermia. It features a proprietary serpentine balloon design to maximize contact area with passing blood and can induce hypothermia at a rate of 4.0° to 6.0°C per hour.

Sales and Marketing

Alsius began selling its products in the United States in April 2004 and, as of December 31, 2006, had established a U.S. installed base of over 122 systems in 59 hospitals, of which 92 had been sold and 30 were under evaluation. Alsius began building its current network of independent distributors in Europe in February 2004, and as of December 31, 2006, had established a European installed base of 210 systems in over 125 hospitals, of which 190 had been sold and 20 were under evaluation. Alsius typically provides the CoolGard and ThermoGard systems to potential customers for an evaluation period, during which time it sells catheters to these hospitals for patient treatment. The majority of hospitals that have evaluated Alsius’s products have purchased one or more systems and a supply of catheters.

Alsius markets its products to acute-care hospitals that have dedicated critical care units which provide advanced care for cardiac arrest, brain injury, AMI and cardiothoracic surgery patients. These are typically university and large community hospitals that have a level one or two trauma service designation and have a neuro-intensive care unit, medical intensive care unit, coronary care unit or emergency room. There are over 2,000 of these hospitals in the United States and a comparable number outside of the United States.

Alsius has pursued a global sales and marketing strategy to drive adoption of its innovative temperature management products. Alsius utilizes a leveraged sales model which focuses sales and marketing efforts on expanding Alsius’s installed base of systems in new and existing accounts and driving catheter use by educating and training critical care physicians, nurses and other hospital staff about its products. Alsius’s growing installed base of systems and increased sales are shown in the table and chart below. The estimates in the chart and table below are based on Alsius’s actual historical experience regarding base system installation and catheter sales following installation. Historical purchases have shown that the number of catheters purchased is a function of the initial installed base, the number of new systems purchased and catheter utilization rate. The table shows the number of hospitals that had Alsius CoolGard systems installed and their actual catheter usage for 2004 through 2006, and estimates for 2007. The projected number of installations for 2007 is based on conservative management estimates related to the number of hospitals contacted by Alsius’s sales representatives that have expressed an interest in purchasing Alsius’s products and on management’s understanding of the usual length of a sales cycle with a hospital. Catheter utilization projections for 2007 are based on management’s current estimate using actual utilization rates in 2006 of 2.0 catheters per system per month (as compared to Alsius’s original 2006 estimate of 1.8 catheters per system per month for 2006).

For U.S. Only	2004	2005	2006*	2007*
Hospitals	16	33	62	120
Installed Systems	25	56	115	276
Catheters / System / Month	1.4	1.6	1.8	2.0
Total Catheters	694	918	1,607	4,275
Average Price / Catheter	$438	$580	$692	$773

*	Estimated

In addition to its hospital-specific marketing efforts, Alsius participates in national, regional and specialized medical society meetings and conferences to promote its products and raise physician, nurse and hospital administrator awareness of the benefits of intravascular temperature management. Alsius’s sales staff also organizes regional physician meetings where existing and potential customers gather to discuss the uses and benefits of its products.

United States

In the United States, Alsius sells, markets and distributes its products through a direct sales force supported by clinical application specialists. As of December 31, 2006, Alsius employed 13 direct sales people, a director of sales, a vice president of worldwide sales and marketing, three regional sales managers, four clinical application specialists and a director of clinical education. Alsius’s clinical application specialists are trained nurse practitioners who assist with product service and installation, provide clinical education and promote catheter use among customers. Alsius’s sales strategy is to target hospitals that are early adopters of new technologies and have large critical care units that may purchase multiple systems.

International

Alsius sells its products internationally through a network of independent distributors, each of which has exclusive rights to sell Alsius’s products in a particular country or countries. As of December 31, 2006, Alsius had a network of 25 distributors covering over 35 countries. Alsius encourages its distributors to educate customers on the clinical efficacy, performance, ease of use, value and other advantages of its products. Alsius provides its international distributors with clinical support, regional sales assistance and marketing materials. Alsius has a European service center in the Netherlands to provide ongoing support to its customers and distributors. International sales accounted for 65% of Alsius’s total sales in 2004, 62% in 2005, and 57% in 2006. In 2004, two of Alsius’s European distributors, Euromed and Fuchs Medical, each accounted for more than 10% of its total sales. In 2005 and 2006, Euromed was Alsius’s only customer that accounted for more than 10% of its total sales.

The FDA also required that Alsius conduct a post market surveillance, or PMS, study of 200 patients treated with Alsius’s Cool Line versus 200 patients from the same hospitals treated with conventional fever control therapies. In February 2006, Alsius filed a report with the FDA on the first 83 patients in the PMS study, which Alsius believes showed good safety results. However, if these results or subsequent PMS safety data ultimately cause the FDA to conclude that Alsius’s Cool Line catheters pose a statistically significant safety risk, the FDA could require that Alsius conduct additional clinical studies or recall the Cool Line in the United States. There are no safety warnings or PMS requirements for Alsius’s other catheters, Icy and Fortius, or for its CoolGard system.

Alsius has conducted additional trials and studies to increase awareness of its technology and support its sales efforts. In 2003, Alsius completed a 96-patient single center trial in cardiac arrest patients treated with its Icy catheter. Results from this trial compared favorably with results from the European Hypothermia After Cardiac Arrest, or HACA, trial published in The New England Journal of Medicine in 2002. The European HACA trial was one of the original studies that demonstrated the benefits of therapeutic hypothermia in cardiac arrest patients treated with external surface cooling. In 2005, Alsius completed a 650-patient European cardiac arrest registry with the European Resuscitation Council to further study the effects of therapeutic cooling. Approximately 350 patients in the registry were treated with Alsius’s products. Although the final results of this registry are not yet published, Alsius believes the results to date continue to validate the benefits of therapeutic hypothermia in cardiac arrest patients. Alsius has also completed several other small feasibility trials with its Fortius catheter, including a 20-patient trial in AMI patients and a 20-patient trial in coronary artery bypass patients.

Alsius is also exploring paths to obtain FDA clearances for additional indications, particularly to treat cardiac arrest patients, and in the longer term to treat stroke and AMI patients. Alsius may co-support a potential National Institutes of Health (NIH) funded cardiac arrest clinical trial proposed to be conducted by Duke University, which is estimated to cost Alsius $1.2 million over a four year period. This trial will include patients treated with Alsius’s products. At the end of this trial, the data will be submitted to the FDA for labeling for cardiac arrest. If funded, this trial will commence patient enrollment before the end of 2007 and should be complete by 2011. If the NIH does not fund this trial, Alsius may decide to fund its own trial for cardiac arrest. However, Alsius’s decision to conduct its own trial depends on whether the NIH trial moves forward. If Alsius ultimately decides to fund its own trial, Alsius currently anticipates enrollment to start before the end of 2007 and the trial to be completed in 2011. The total cost for Alsius to fund its own trial is approximately $4 million. In addition, Alsius may from time to time, decide to pursue clearances for other indications, such as for burn victims. Trials for such other clearances would likely cost significantly less, in the several hundred thousand dollar range, and take less than one year to complete.

Although Alsius does not market its products in the United States to treat cardiac arrest, Alsius has come to learn through its discussions with physicians and others in the medical industry that physicians may be using its products off label to treat cardiac arrest, and Alsius expects such use may increase. Aware of this interest in off-label use, Alsius executives have carefully considered and designed their sales and promotional activities, so that they are solely marketing their products for permitted on-label uses. In Alsius’s view, the fact that it has requested that users in the United States indicate why they are interested in Alsius’s products, and that some users have indicated their interest is in-part to treat cardiac arrest, clearly does not constitute marketing or promotion of Alsius’s products for off-label use.

February 23, 2007, Alsius borrowed $8 million from Merrill Lynch Capital of which $3 million was used to pay the existing debt with Oxford Finance Corporation. Alsius issued a secured promissory note to Merrill Lynch Capital bearing interest at 6.5% over the LIBOR rate with interest only payments for the first six months and interest and principal payments for 30 months thereafter. In connection with this term loan, Alsius issued a warrant having a contractual life of ten years. Alsius estimated the fair value of the warrant using the Black-Scholes option pricing model. The resultant estimated fair value of $206 will be recorded as a liability resulting in a discount to the term loan. The discount will be amortized to interest expense using the effective interest method over the life of the term loan.

On May 11, 2007 Alsius and Merrill Lynch Capital amended this promissory note to provide for an additional $2 million of borrowing for an aggregate total of $10 million to be funded in two tranches. The first tranche of $8 million was funded on February 23, 2007 on the terms described above. The second tranche of $2 million was funded on May 11, 2007 with the same interest rate as the original note and is to be repaid upon the earlier to occur of the close of the Ithaka Merger Transaction or a subsequent subordinated debt financing. In connection with the second tranche Alsius will issue no warrants but will incur a fee of $150,000 to be paid out of the proceeds of the loan.

Alsius has incurred significant net losses since inception and has relied on its ability to obtain financing, which to date has been principally from the sale of redeemable convertible preferred stock. Alsius expects operating losses and negative cash flows to continue for the foreseeable future as it incurs additional costs and expenses related to expanding sales and marketing, continuing product development, and obtaining FDA and foreign regulatory approvals for new indications. As a result, the opinion Alsius has received from its independent registered public accounting firm contains an explanatory paragraph stating that there is a substantial doubt regarding its ability to continue as a going concern. As disclosed in Note 2, the financial statements have been prepared on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Year Ended December 31, 2006 and 2005

As of December 31, 2006, Alsius had cash and cash equivalents of $0.6 million, working capital of ($9.0) million and an accumulated deficit of $76.0 million.

Cash flows used in operating activities. Net cash used in operations was $11.9 million for the year ended December 31, 2006 and $9.4 million for the year ended December 31, 2005. The net cash used in each of these periods primarily reflects the net loss for those periods, offset by non-cash charges such as depreciation and amortization, stock-based compensation, amortization of debt discounts and the change in fair value of warrant liabilities associated with the May 2005 secured promissory note and the change in the fair value of the warrant liabilities and embedded derivatives associated with our 2006 Bridge Notes.

Non-cash charges for depreciation and amortization, stock-based compensation, amortization of debt discounts and the change in fair value of warrant liabilities and embedded derivatives totaled $0.9 million and $4.3 million for the year ended December 31, 2005 and December 31, 2006, respectively, representing a $3.4 million increase. This increase was comprised of a $2.2 million increase in value of the embedded derivatives and increased discount amortization expense of $1.2 million, both associated with the 2006 Bridge Notes, as well as an increase in stock-based compensation of $0.3 million during the year ended December 31, 2006. This increase was offset by the $0.3 million decrease in value of the warrants associated with the 2006 Bridge Notes.

For the year ended December 31, 2005, operating assets and liabilities aggregated to a net use of cash of $0.1 million, primarily related to increased accounts receivable of $0.6 million, offset by increased accounts payable and accrued liabilities of $0.4 million and inventory of $0.1 million.

For the year ended December 31, 2006, operating assets and liabilities aggregated to a net provision of cash of $1.4 million, primarily related to increased accounts payable and accrued liabilities of $2.7 million. This